FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the date of       February 5, 2003
                                ---------------------------

                      Commission file number   0000912785
                                              ------------

                                TAG OIL LTD.

                 (Translation of registrant's name into English)

      887 HELMCKEN STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6Z 1B1

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(1):        .
                                              -------
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(7):        .
                                              -------
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled, or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subkect of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                         No    X
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):        .
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TAG OIL LTD.
                                        ---------------------------
                                        (Registrant)

Date:   5th February 2003               /s/ Garth Johnson
                                        ------------------------
                                        (Signature)

                                        Garth Johnson
                                        ------------------------
                                        (Name)

                                        Chief Financial Officer,
                                        ------------------------
                                        (Title)

                                 TAG OIL LTD.
                              887 Helmcken Street
                            Vancouver, BC  V6Z 1B1
             Telephone: (604) 682-6496, Facsimile: (604) 682-1174


February 5, 2003

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
701 West Georgia Street, 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As per National Instrument 54-101 a notice of a special meeting as detailed below was submitted on January 30, 2003, please be advised that TAG Oil Ltd. as of the above date has cancelled the Special meeting:

Company:                        TAG OIL Ltd.
                                (CUSIP No. 87377N 10 1)
Meeting:                        Special Meeting
Record Date:                    February 24, 2003
Meeting Date:                   March 31, 2003

If you have any questions, please contact the writer at (604) 609-3351.

Yours very truly,

TAG OIL LTD.

"Garth Johnson"

Garth Johnson
Chief Financial Officer,
Corporate Secretary, Director


cc: Alberta Securities Commission        cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission       cc: Quebec Securities Commission
cc: New Brunswick Securities Commission  cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission   cc: Northwest Territory
cc: Nova Scotia Securities Commission    cc: Yukon Territory
cc: Ontario Securities Commission        cc: Nunavut